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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM CB

                     BUSINESS COMBINATION NOTIFICATION FORM


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

         Securities Act Rule 801 (Rights Offering)              [_]
         Securities Act Rule 802 (Exchange Offer)               [X]
         Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [_] Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [_] Exchange Act Rule 14e-2(d) (Subject Company Response) [_]


                             KOREA THRUNET CO., LTD.
                             -----------------------
                            (Name of Subject Company)


                              THE REPUBLIC OF KOREA
        -----------------------------------------------------------------
        (Jurisdiction of Subject Company's Incorporation or Organization)


                           HANAROTELECOM INCORPORATED
            --------------------------------------------------------
                       (Name of Person(s) Furnishing Form)


                                  COMMON SHARES
                     --------------------------------------
                     (Title of Class of Subject Securities)


                                 NOT APPLICABLE
              -----------------------------------------------------
              (CUSIP Number of Class of Securities (if applicable))


            DAVID YEUNG / TAE-PYUNG-RO 2-43, CHUNG-KU, SEOUL 100-733, KOREA /
                                 +82-2-6266-5500
    ------------------------------------------------------------------------
      (Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications
                         on Behalf of Subject Company)


                                 OCTOBER 6, 2005
                  ---------------------------------------------
                  (Date Tender Offer/Rights Offering Commenced)


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


                                     PART I

                      INFORMATION SENT TO SECURITY HOLDERS


ITEM 1.      HOME JURISDICTION DOCUMENTS

             See the "Notification of the Simplified Merger" dated October 6, 2005 attached as Exhibit A.


ITEM 2.      INFORMATIONAL LEGENDS

             See cover page of the "Notification of the Simplified Merger" dated October 6, 2005.

                                     PART II

             INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS


         See the English translation of the Agreement of Merger between hanarotelecom incorporated and Korea Thrunet Co., Ltd. attached as Exhibit B.

                                    PART III

                          CONSENT TO SERVICE OF PROCESS


         A written irrevocable consent and power of attorney on Form F-X is being filed by hanarotelecom incorporated concurrently with this Form CB.

                                     PART IV

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           HANAROTELECOM INCORPORATED


Dated: October 7, 2005                     /s/ Janice Lee
                                           -------------------------------
                                           Name:  Janice Lee
                                           Title: Chief Financial Officer

                                    EXHIBIT A


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                           NOTICE TO U.S. SHAREHOLDERS

      This business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of the Republic of Korea that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with Korean accounting standards that may not be comparable to the financial statements of United States companies.

      It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws of the United States, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

      You should be aware that the issuer may purchase securities otherwise than in the merger, such as in open market or privately negotiated purchases.

 ------------------------------------------------------------------------

                      NOTIFICATION OF THE SIMPLIFIED MERGER

Korea Thrunet Co., Ltd. (the "Company") has executed a merger agreement with hanarotelecom incorporated on September 22, 2005. The Company hereby notifies its shareholders of its simplified merger as follows without the approval of its shareholders as permitted under Article 527-2 of the Commercial Act of Korea.

1.      Method of Merger

        Merger between hanarotelecom incorporated (the surviving company) and Korea Thrunet Co., Ltd. (the merged company)

2.      Merger Ratio

        hanarotelecom incorporated: Korea Thrunet Co., Ltd = 1 : 0.3570308

3.      Details of Counterpart of Merger

        A.   Company Name: hanarotelecom incorporated

        B.   Address: 43, Taepyeongno 2-ga, Jung-gu, Seoul, Korea

        C.   Representative Director: Mr. David Yeung

        D.   Paid-in Capital: KRW 2,310,676 million (as of December 31, 2004)

4.      Merger Date: January 1, 2006 (Expected)

5. Pursuant to Article 527-2 of the Commercial Act of Korea, the approval of the Company's Board of Directors (at the Board of Director's meeting scheduled to be held on November 7, 2005) shall replace the approval of the Company's shareholders.

6. Right of Dissenting Shareholders to Request the Purchase of Shares In order to exercise the Share Purchase Request Right, a dissenting shareholder must take the following steps:

        A.   Notice of Objection

             - A dissenting shareholder should fill out the NOTICE OF OBJECTION TO BOD RESOLUTION (you may download the form from the Company's website http://english.thrunet.com/ir) and submit the Notice to the Company by registered mail at the following address:

                  Korea Thrunet Co., Ltd.
                  7th Floor, Asia One Building
                  17-7 Yoido-dong, Youngdeungpo-gu
                  Seoul, Korea 150-874
                  Attn: Corporate Management Team

             -    Period: October 6, 2005 - October 20, 2005

        B.   Exercise of the Share Purchase Request Right

             - A dissenting shareholder who (i) has timely submitted its Notice of Objection as described in 6.A. above and (ii) wishes to exercise its share purchase request right, should fill out the SHARE PURCHASE REQUEST (you may download the form from the Company's website http://english.thrunet.com/ir) and submit the Request to the Company by registered mail at the address above.

             -    Period: October 21, 2005 - November 9, 2005

        C.   Expected Share Purchase Price: KRW 960 per share

        D.   Procedures for Share Purchase Price Adjustment Pursuant to

             paragraph 4, Article 374-2 of the Commercial Act of Korea, in the event that the share purchase price is not agreed between the Company and its shareholders within 30 days from the Share Purchase Request, the Company or its shareholder who has exercised its share purchase request right may request the relevant court in Korea to determine the share purchase price. The Company plans to complete its share purchase on or before January 9, 2006, which is within two months from the end of the share purchase request period as prescribed in paragraph 2,
             Article 374-2 of the Commercial Act of Korea.

7.      Other

        o After the end of the share purchase request period, a Share Purchase Request may not be withdrawn.

        o You may download the forms mentioned above from the Company's website, http://english.thrunet.com/ir.

        o The Notice and the Request should be sent to the Company by the registered mail only and should be postmarked by the end date of the respective response period.


                                                               October 6, 2005

                                                       KOREA THRUNET CO., LTD.
                                                       Representative Director
                                                          Soon-Yub Samuel Kwon

                                   EXHIBIT B

                                                         [ENGLISH TRANSLATION]

                               AGREEMENT OF MERGER


This Agreement of Merger (hereinafter the "Agreement") shall be entered into between hanarotelecom inc (hereinafter "Hanaro") and Korea Thrunet Co. Ltd. (hereinafter "Thrunet") as follows.


ARTICLE 1 (METHOD OF THE MERGER)

Hanaro shall continue to exist and Thrunet shall dissolve upon the merger between Hanaro and Thrunet.

ARTICLE 2 (TOTAL NUMBER OF SHARES AUTHORIZED TO BE ISSUED)

The total number of shares authorized to be issued under the Articles of Incorporation of Hanaro shall not increase as a result of the merger.

ARTICLE 3 (TOTAL AMOUNT OF INCREASE IN CAPITAL AND RESERVE)

(1) The amount of Hanaro's capital to be increased resulting from the merger shall be 6,942,420,000 KRW.

(2) Hanaro's reserve to be increased resulting from the merger shall be determined in accordance with relevant regulations and accounting principles based on the capital status as of the date of the merger mentioned in the
Article 6.

ARTICLE 4 (NEW SHARES TO BE ISSUED AT THE TIME OF MERGER AND RATIO OF ISSUANCE)

(1)   Hanaro shall issue 1,388,484 registered common shares (par value: 5,000
KRW) at the time of the merger in the ratio of 0.3570308 share of Hanaro to 1 share of Thrunet owned by shareholders enrolled in the shareholders register of Thrunet (excluding shareholders who exercise appraisal rights of shareholders) as of the date of the merger. New shares, however, shall not be issued for registered common shares of Thrunet owned by Hanaro and registered common shares of Thrunet owned by Thrunet (5,451 registered common shares with 0.005% of shareholding as of Sep. 14, 2005, including shares that could be reacquired in the future as a result of disposal of odd lot resulting from 3 times of capital reduction from Dec. 2002 to Jun. 2005) as of the date of the merger.

(2) Hanaro shall issue new shares at the time of the merger according to the merger ratio calculated as stipulated in Clause (1) above. As for the odd lot of less than 1 share, the amount, which is calculated based on the Korea Exchange (KOSDAQ Market) closing price of new shares to be issued at the time of the merger as of the listing date of share certificate of the new shares, shall be paid in cash.

(3) The total number of shares to be issued in accordance with Clause (1) above and the capital to be increased in accordance with Clause (1) of
Article 3 can decrease due to a case set forth in Clause (2) above and exercise of appraisal rights of shareholders by shareholders of Thrunet, who are opposed to the merger.

ARTICLE 5 (DATE OF THE GENERAL MEETING OF SHAREHOLDERS FOR APPROVAL
OF THE MERGER)

(1) Hanaro may have the merger approved by the BOD (scheduled on Nov. 7, 2005) in lieu of a general meeting of shareholders under Article 527-3 of the Commercial Act as the number of new shares to be issued at the time of the merger shall not exceed 5/100 of the total issued shares. Also, a general meeting of shareholders for report on the merger may be replaced by the BOD for a public notice.

(2) Thrunet may have the merger approved by the BOD in lieu of a general meeting of shareholders under Article 527-2 of the Commercial Act as Hanaro, the surviving company after the merger, owns not less than 90% of the shares of Thrunet.

ARTICLE 6 (DATE OF THE MERGER)

The date of the merger between Hanaro and Thrunet shall be Jan. 1, 2006. Hanaro or Thrunet, however, may change the date through consultation with each other if such change is necessary in the course of the merger.

ARTICLE 7 (ACQUISITION OF PROPERTY)

Hanaro shall succeed to all the assets, liabilities, rights, and obligations of Thrunet as of the date of the merger.

ARTICLE 8 (SUCCESSION OF RIGHTS AND OBLIGATIONS OF USERS)

(1) Thrunet shall hand over rights and obligations of Thrunet's all service users as of the date of the merger, and Hanaro shall succeed to them accordingly.

(2) Hanaro and Thrunet shall do their best to protect the users by faithfully carrying out the obligations set forth in the user-related general regulations through consultation with each other.

ARTICLE 9 (ACQUISITION OF EMPLOYEES)

Hanaro shall acquire employees of Thrunet as of the date of the merger and other related matters are decided through consultation between Hanaro and Thrunet.

ARTICLE 10 (TERMS OF OFFICE OF DIRECTORS AND AUDITORS)

All the directors (including those to be appointed as director at the extraordinary general meeting of shareholders to be held on Oct. 21, 2005) and Audit Committee members of Hanaro, who took office before the merger, shall keep their original terms of office.

ARTICLE 11 (RECORD DATE OF DIVIDEND PAY-OUT)

The record date for calculation of the dividend for shares to be issued under
Article 4 shall be Jan. 1, 2006.

ARTICLE 12 (MODIFICATION OF THE AGREEMENT)

In case of natural disasters, significant changes in property or management state of Hanaro or Thrunet, or objection of a shareholder who owns not less than 20/100 of Hanaro's total issued stocks under Article 527-3 of the Commercial Act during the period from the signing date of the agreement to the merger date, conditions for the merger may be modified or the Agreement may be terminated upon consultation between Hanaro and Thrunet.

ARTICLE 13 (DUTY TO MANAGE WELL)

Hanaro and Thrunet shall carry out their obligations and manage property during the period from the signing date of the Agreement to the merger date in accordance with their obligations as good managers. In case of any activity that will have a significant impact on the property, rights, or obligations, Hanaro and Thrunet shall consult with each other.

ARTICLE 14 (EFFECT OF THE AGREEMENT)

The Agreement shall take effect upon approval of each BOD meeting stipulated in
Article 5. But the Agreement shall be invalidated if it is not approved by relevant organizations as stipulated by law or its registration is not accepted.

ARTICLE 15 (DISSOLUTION EXPENSES)

Thrunet shall cover the expenses for dissolution of Thrunet.

ARTICLE 16 (OTHER MATTERS)

Any matters related to the merger other than those stipulated in the Agreement shall be decided upon consultation between Hanaro and Thrunet.

The Agreement shall be produced in two copies. The representative directors of Hanaro and Thrunet shall sign and seal both copies and each representative director shall keep one of the copies as evidence to the Agreement.


                                                                 Sep. 22, 2005


("Hanaro")     Address: 43, Tae-pyeong-no-2, Jung-gu, Seoul
               Name: hanarotelecom incorporated
               Representative: Representative Director David Yeung

("Thrunet")    Address: 1338-5, Seo-cho-dong-2, Seo-cho-gu, Seoul
               Name: Korea Thrunet Co. Ltd.
               Representative: Representative Director Soon-Yub Kwon